April 30, 2007

Dear Shareholders:

As we have moved Agua Rica through its bankable feasibility study and the compilation of the Environmental and Social Impact Assessment, we have leaned heavily on our very small group of in-house personnel. This has occurred during a period where the availability of skilled mining and project personnel globally is at all time low levels and compensation is moving higher every day. As we now move into the next phase of the development of Agua Rica, over the next few years Northern Orion will need to attract and retain the skilled people required to develop the Agua Rica project.    It goes without saying that we will need to be creative to attract appropriately qualified talented employees in a very competitive global labour market.  Offering “ownership” through incentive stock options is one way to ensure that we can compete.

In this year’s proxy materials, you will notice that we are seeking a renewal approval to our stock option plan.  The 10% Rolling Plan has been widely adopted by TSX companies over the past few years and as such has become relatively commonplace. Our current plan (the “10% Rolling Plan”) permits options to be issued so long as total outstanding options at any time do not exceed 10% of outstanding shares. The re-approval our stock option plan will allow us to manage the plan over the next three years, after which we will once again review our plan and seek shareholder approval.

Your re-approval of the plan will greatly improve our ability to attract and retain the skilled and talented individuals necessary to build our Agua Rica project into a profitable copper-gold-molybdenum producer in the shortest time frame possible.

We encourage you to support the Company’s goals by approving the renewal of the plan.

Sincerely,

NORTHERN ORION RESOURCES INC.

“David Cohen”

David Cohen

President and

Chief Executive Officer

Suite 250, 1075 West Georgia Street, Vancouver, B.C., Canada  V6E 3C9

Tel:   604.689.9663     Fax:   604.434.1487     www.northernorion.com